UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Metris Companies, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

591598 10 7

(CUSIP Number)

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591598 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THL Equity Advisors IV, LLC 04-3399871

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 43,173,909 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 43,173,909 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,173,909 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. Lee Equity Fund IV, L.P. 04-3399873

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 38,141,967 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 38,141,967 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,141,967 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. Lee Foreign Fund IV, L.P. 04-3417188

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,319,034 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,319,034 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,319,034 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. Lee Foreign Fund IV-B, L.P. 04-3471267

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,712,908 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,712,908 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,712,908 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1997 Thomas H. Lee Nominee Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,426 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 583,426 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,426 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David V. Harkins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,704 (see Item 5)

	8.	Shared Voting Power 14,969

	9.	Sole Dispositive Power 171,704 (see Item 5)

	10.	Shared Dispositive Power 14,969

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,673 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The 1995 Harkins Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,969 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,969 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,969 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott A. Schoen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,870 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 111,870 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,870 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) C. Hunter Boll

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,370 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 149,370 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,370 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott M. Sperling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,870 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 111,870 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,870 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony J. DiNovi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,870 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 111,870 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,870 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas M. Hagerty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,370 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 149,370 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,370 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren C. Smith, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,870 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 111,870 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,870 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seth W. Lawry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,722 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 46,722 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,722 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kent R. Weldon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,117 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 31,117 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,117 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Terrence M. Mullen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,818 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 24,818 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,818 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Todd M. Abbrecht

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,818 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 24,818 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,818 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles A. Brizius

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,576 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 18,576 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,576 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Jaeckel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,102 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,102 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,102 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Soren Oberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,102 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,102 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,102 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Shepherd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,082 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 13,082 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,082 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wendy L. Masler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,859 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,859 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew D. Flaster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,859 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,859 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kristina A. Watts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,887 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,887 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,887 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Schiff Lee 1998 Irrevocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,251 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,251 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Zachary Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,251 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,251 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles Robins as Trustee for Jessee Albert Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,382 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,382 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,382 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles W. Robins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,859 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,859 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Westra

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,859 (see Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,859 (see Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THL Investment Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,101 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,101 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,101 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. Lee Charitable Investment L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 284,167 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 284,167 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,167 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. Lee Investors Limited Partnership (f/k/a THL-CCI Limited Partnership)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,101 (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,101 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,101 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,500

	8.	Shared Voting Power 44,052,603 (see Item 5)

	9.	Sole Dispositive Power 37,500

	10.	Shared Dispositive Power 44,052,603 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,090,103 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 amends and restates Items 2 and 5 of the Schedule 13D of the Reporting Persons (as defined below) with respect to the shares of common stock, par value $.01 per share (the “Shares”), of Metris Companies Inc. (the “Issuer”).  The sole reason this Amendment is being filed is to reflect the increase in beneficial ownership of the Shares by the Reporting Persons due to (i) pay-in-kind dividends received by the Reporting Persons pursuant to the Certificate of Designation of Series C Shares (which has not been amended), (ii) changes in the number of Shares issuable upon conversion of Series C Shares in accordance with the terms of the Certificate of Designation of Series C Shares (which has not been amended) and (iii) options to purchase Shares received by certain Reporting Persons in their capacity as directors of the Issuer.  The Reporting Persons have not purchased any Shares or other securities of the Issuer since the filing of the original Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background
(a) - (c) and (f)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) THL Equity Advisors IV, LLC, a Massachusetts limited liability company (“Advisors”), (2) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership (“Equity Fund”), (3) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership (“Foreign Fund”), (4) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership (“Foreign Fund B”), (5) Thomas H. Lee Investors Limited Partnership (f/k/a THL-CCI Limited Partnership), a Massachusetts Limited Partnership (“THL-CCI”), (6) THL Investment Management Corp., a Massachusetts corporation (“Management Corp.”), (7) Thomas H. Lee Charitable Investment L.P., a Massachusetts limited partnership (“Charitable Investment”), (8) Thomas H. Lee, an individual, and (9) certain parties affiliated with Thomas H. Lee Partners, L.P., a Delaware limited partnership (the “Affiliate Purchasers”) (set forth on the attached Schedule I).

The address of each of the Reporting Persons is c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, Massachusetts 02109.

Each of Equity Fund, Foreign Fund and Foreign Fund B is principally engaged in the business of investment in securities.  Advisors is principally engaged in the business of serving as general partner of each of Equity Fund, Foreign Fund and Foreign Fund B.  THL-CCI is principally engaged in the business of investment in securities.  Management Corp. is principally engaged in the business of serving as general partner of THL-CCI.  Charitable Investment is principally engaged in charitable giving supported by investments in securities.  Thomas H. Lee is the general partner of Charitable Investment and the Managing Member of Advisors and he is principally engaged in the business of investment in securities.

Attached as Schedule A to this Schedule 13D is information concerning Management and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e)
None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
(a) and (b)

By virtue of the Purchase Agreement and the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the Series C Shares reported herein.  As of January 1, 2004, the Reporting Persons beneficially owned in the aggregate 45,203,542 ( 43.9%) of the 103,002,119 outstanding Shares of the Issuer (assuming conversion of the Series C Shares and exercise of options held by David V. Harkins, C. Hunter Boll, Thomas M. Hagerty and Thomas H. Lee).  Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except:  (1) Advisors does not disclaim beneficial ownership of shares held by Equity Fund, Foreign Fund or Foreign Fund B, (2) Management Corp. does not disclaim beneficial ownership of shares held by THL-CCI, and (3) Thomas H. Lee does not disclaim beneficial ownership of shares held by the 1997 Thomas H. Lee Nominee Trust. The terms of the Series C Shares limit the number of Shares into which the Series C Shares of any person or group can convert so that the Shares issued upon conversion will not cause a change of control to occur as defined in the indentures for the Company’s 10% Senior Notes due 2004 and 10 1/8% Senior Notes due 2006, with the balance of beneficial interest to be issued in non-voting common stock equivalents of the Issuer.  The number of Shares beneficially owned by the Reporting Persons listed in this report equals the maximum number of Shares into which the Series C Shares can be voluntarily converted during 2003.  If voluntarily converted, the actual number of Shares issued may be less than the numbers reported herein in accordance with the limitation described above.

The Reporting Persons other than Equity Fund and Foreign Fund acquired their Series C Shares as a co-investment required by the terms of the partnership agreements of Equity Fund and Foreign Fund.  Such agreements require that the Reporting Persons hold and sell their Series C Shares and Shares on a pro rata basis.  By virtue of the Purchase Agreement and the relationships among the Reporting Persons described herein, the Reporting Persons may constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole.  Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group.

Equity Fund has obtained direct beneficial ownership of 38,141,967 Shares, representing approximately 37.0% of the outstanding shares.  Equity Fund may be deemed to share with Advisors voting and dispositive power with respect to such Shares.

Foreign Fund has obtained direct beneficial ownership of 1,319,034 Shares, representing approximately 1.3% of the outstanding shares.  Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Shares.

Foreign Fund B has obtained direct beneficial ownership of 3,712,908 Shares, representing approximately 3.6% of the outstanding shares.  Foreign Fund B may be deemed to share with Advisors voting and dispositive power with respect to such Shares.

Advisors, as sole general partner of Equity Fund, Foreign Fund and Foreign Fund B, may be deemed to share voting and dispositive power with respect to 43,173,909 Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, which represents approximately 41.9% of the outstanding shares.   The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Equity Fund, Foreign Fund and Foreign Fund B.

THL-CCI has obtained direct beneficial ownership of 11,101 Shares, representing less than 0.1% of the outstanding shares.  THL-CCI may be deemed to share with Management Corp. voting and dispositive power with respect to such Shares.

Management Corp., as sole general partner of THL-CCI, may be deemed to share voting and dispositive power with respect to 11,101 Shares beneficially owned by THL-CCI, which represents less than 0.1% of the outstanding shares.  The filing of this Schedule 13D by Management Corp. shall not be construed as an admission that Management Corp. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by THL-CCI.

Charitable Investment has obtained direct beneficial ownership of 284,167 Shares, representing approximately 0.2% of the outstanding shares.  Charitable Investment may be deemed to share with its General Partner voting and dispositive power with respect to such Shares.

Thomas H. Lee, as General Director of Advisors, Chief Executive Officer and sole shareholder of Management Corp., General Partner of Charitable Investment, and grantor of the 1997 Thomas H. Lee Nominee Trust, may be deemed to share voting and dispositive power with respect to 44,090,103 Shares beneficially owned by such entities, which represents approximately 42.8% of the outstanding shares.  The filing of this Schedule 13D by Thomas H. Lee shall not be construed as an admission that Thomas H. Lee is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by such entities.

Each of the Affiliate Purchasers has obtained beneficial ownership of less than 1% of the outstanding shares.  Each of the Affiliate Purchasers has sole voting and sole dispositive power with respect to such Shares beneficially owned by it, except for The 1995 Harkins Gift Trust and Charles W. Robins as Trustee for Jesse Albert Lee.  David V. Harkins may be deemed to share voting and dispositive power over Shares held by The 1995 Harkins Gift Trust.  The filing of this Schedule 13D shall not be construed as an admission that Mr. Harkins is, for the purpose of

Section 13(d) of the Exchange Act, the beneficial owner of such Shares.  Charles W. Robins may be deemed to share voting and dispositive power over Shares held by him as Trustee for Jesse Albert Lee.  The filing of this Schedule 13D shall not be construed as an admission that Mr. Robins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such Shares.

(c)	The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.
(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: February 13, 2004	THOMAS H. LEE EQUITY FUND IV, L.P.

	By:	THL Equity Advisors IV, LLC, its General Partner

	By:	/s/ C. Hunter Boll
		Name:	C. Hunter Boll
		Title:	Managing Director

THOMAS H. LEE FOREIGN FUND IV, L.P.

	By:	THL Equity Advisors IV, LLC, its General Partner

	By:	/s/ C. Hunter Boll
		Name:	C. Hunter Boll
		Title:	Managing Director

THOMAS H. LEE FOREIGN FUND IV-B, L.P.

	By:	THL Equity Advisors IV, LLC, its General Partner

	By:	/s/ C. Hunter Boll
		Name:	C. Hunter Boll
		Title:	Managing Director

THL EQUITY ADVISORS IV, LLC

	By:	/s/ C. Hunter Boll
		Name:	C. Hunter Boll
		Title:	Managing Director

Thomas H. Lee Investors Limited Partnership (f/k/a THL-CCI Limited Partnership), THL Investment Management Corp., Thomas H. Lee Charitable Investment L.P., 1997 Thomas H. Lee Nominee Trust, David V. Harkins, The 1995 Harkins Gift Trust, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Terrence M. Mullen, Todd M. Abbrecht, Charles A. Brizius, Scott Jaeckel, Soren Oberg, Thomas R. Shepherd, Wendy L. Masler, Andrew D. Flaster, Kristina A. Watts, Robert Schiff Lee 1998 Irrevocable Trust, Stephen Zachary Lee, Charles W. Robins as Trustee for Jesse Albert Lee, Charles W. Robins, James Westra

By: C. Hunter Boll, Attorney-in-fact for the above-named parties.

By:	/s/ C. Hunter Boll
C. Hunter Boll,
Attorney-in-fact

/s/ Thomas H. Lee
Thomas H. Lee

Schedule A

Each of the following individuals is a United States citizen and, with the exception of Charles W. Robins, James Westra, Stephen Zachary Lee, Jesse Albert Lee, Wendy L. Masler, Kristina A. Watts, Thomas R. Shepherd, Andrew D. Flaster and Terrence M. Mullen, is employed by Thomas H. Lee Partners, L.P., 75 State Street, Boston, Massachusetts 02109:  David V. Harkins, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Todd M. Abbrecht, Charles A. Brizius, Scott Jaeckel, Soren Oberg, Thomas R. Shepherd, Wendy L. Masler, Kristina A. Watts, Stephen Zachary Lee, Jesse Albert Lee, Charles W. Robins, James Westra.

Charles W. Robins and James Westra are employed by Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts 02110.  Stephen Zachary Lee and Jesse Albert Lee are not employed.  Wendy L. Masler, Kristina A. Watts, Thomas R. Shepherd, Andrew D. Flaster and Terrence M. Mullen were previously employed by Thomas H. Lee Partners, L.P.

Each of the following officers of THL Investment Management Corp. is a United States citizen and, with the exception of Charles W. Robins and James Westra, is employed by Thomas H. Lee Partners, L.P., 75 State Street, Boston, Massachusetts 02109:

THL Investment Management Corp.

Chief Executive Officer:	Thomas H. Lee c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Chairman of the Board:	Thomas H. Lee

President:	David V. Harkins c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Vice Presidents:	C. Hunter Boll c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Anthony J. DiNovi c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Thomas M. Hagerty c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Joseph F. Pesce c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Scott A. Schoen c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Warren C. Smith, Jr. c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Scott M. Sperling c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Seth W. Lawry c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Kent R. Weldon c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Treasurer:	Joseph F. Pesce c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Assistant Treasurer:	Charles Holden c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Clerk:	Joseph F. Pesce c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

Assistant Clerks:	Charles W. Robins Weil, Gotshal & Manges LLP 100 Federal Street, 34th floor Boston, MA 02110

James Westra Weil, Gotshal & Manges LLP 100 Federal Street, 34th floor Boston, MA 02110

Charles Holden c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109

SCHEDULE I

Affiliate Purchasers

1997 Thomas H. Lee Nominee Trust, David V. Harkins, The 1995 Harkins Gift Trust, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Terence M. Mullen, Todd M. Abbrecht, Charles A. Brizius, Scott Jaeckel, Soren Oberg, Thomas R. Shepherd, Wendy L. Masler, Andrew D. Flaster, Kristina A. Watts, Robert Schiff Lee 1998 Irrevocable Trust, Stephen Zachary Lee, Charles W. Robins as Trustee for Jesse Albert Lee, Charles W. Robins, James Westra